UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                            SyndicationNet.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   87158M108
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                                 (CUSIP Number)

                                Brian Sorrentino
    422 NE 3RD Street, Boca Raton, FL, 33432.         301-528-4237
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  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                             January 27, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 87158M108                                         Page 1 of 4 Pages
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1         Names of Reporting Persons
          IRS Identification Nos. of Above Persons
          BRIAN SORRENTINO
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2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      Not Applicable

          (b)      Not Applicable

          Not Applicable

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3        SEC Use Only


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4        Source of Funds  PF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

         Not Applicable

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6        Citizenship or Place of Organization     United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power    4,210,262

8        Shared Voting Power     Not Applicable

9        Sole Dispositive Power    4,210,262

10       Shared Dispositive Power     Not Applicable

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11. Aggregate Amount Beneficially Owned by Each Reporting Person     4,210,262

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)        Not Applicable
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13       Percent of Class Represented by Amount in Row (9)    34.16%

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14       Type of Reporting Person (See Instructions)     IN

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





ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock of Syndicationnet.com, Inc. a Delaware corporation. The principal executive offices of Syndicationnet.com, Inc. are located at The Hartke Building, 7637 Leesburg Pike, Falls Church, Virginia 22043. The phone number is 202/467-2788.


ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

     a.   Name: Brian Sorrentino

     b.   Address: 422 NE 3rd Street, Boca Raton, Florida, 33432

     c. Present Occupation: Consultant to SyndicationNet.com and a managing partner of Tri-State Metro Territories LLC. Mr. Sorrentino, is a 10% shareholder of SyndicationNet and owns 63.5% of the outstanding shares of HCX.

     d. Mr. Sorrentino has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Mr. Sorrentino was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.   Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Sorrentino received founders' shares and SyndicationNet ratified a corporate services consulting agreement that Kemper, its subsidiary, had with Source Management Services ("Source Management") Brian Sorrentino, a significant shareholder of SyndicationNet, is the president and sole director and shareholder of Source Management. Source Management is to oversee the general activities of SyndicationNet and Kemper on a day to day basis, develop and execute SyndicationNet's and Kemper's business plan, assist in the preparation of audits, registration statements and for SyndicationNet the listing of its securities on the OTC Bulletin Board. The agreement provided for if and when SyndicationNet's securities are traded on any stock exchange, Source Management would receive 5% of the then outstanding shares of SyndicationNet's common stock. Source Management is a sole proprietorship whose sole stockholder, officer and employee is Brian Sorrentino. These shares held by Mr. Sorrentino were issued for consulting services.

ITEM 4.           PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The shares were issued to Mr. Sorrenitno over a period from May 28, 2001 through September 26, 2003. In November, 2003 Syndication Net.com, Inc. entered into a Letter of Intent with Tri State Metro Territories, LLC ("Tri-State") pursuant to which Syndication would acquire substantially all of the assets of Tri State. Tri State is in the business of selling franchised hair coloring salon units under the name of "HCX the haircolorxperts". The transaction is not considered an arms length transaction, as Brian Sorrentino, a consultant to Syndication and a 10% shareholder, is also a majority shareholder and managing member in Tri-State. The specific terms and the evaluations of the potential transaction have not yet been finalized. The transaction is subject to customary closing conditions, including but not limited to the receipt of all definitive documents, valuations, consents, approvals and audits. There can be no assurance as to whether or when the transaction will close. Except as set forth above, the Reporting Person does not have any present plan or proposal which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Mr. Sorrentino is considered the beneficial owner of a total of 4,210,262 shares of Synidicationnet.com, Inc. Common Stock, representing approximately 34.16% of all issued and outstanding shares. Mr. Sorrentino has sole voting power and sole power to dispose of the Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Sorrentino.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A. Mr. Sorrentino is a consultant to the Company. See attached consulting agreement as exhibit 10.1 hereto.

B. In November, 2003 Syndication Net.com, Inc. entered into a Letter of Intent with Tri State Metro Territories, LLC ("Tri-State") pursuant to which Syndication would acquire substantially all of the assets of Tri State. Tri State is in the business of selling franchised hair coloring salon units under the name of "HCX the haircolorxperts". The transaction is not considered an arms length transaction, as Brian Sorrentino, a consultant to Syndication and a 10% shareholder, is also a majority shareholder and managing member in Tri-State. The specific terms and the evaluations of the potential transaction have not yet been finalized. The transaction is subject to customary closing conditions, including but not limited to the receipt of all definitive documents, valuations, consents, approvals and audits. There can be no assurance as to whether or when the transaction will close.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1  - Consulting Agreement with Syndicationnet.com, Inc.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2004


                                           /s/ Brian Sorrentino
                                           -----------------------------------
                                            Brian Sorrentino